Exhibit 99.150

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use in this Registration Statement on Form 40-F of Lake Shore Gold Corp. (“Lake Shore”) of (1) our report dated March 9, 2011 related to the consolidated financial statements of Lake Shore for the years ended December 31, 2010 and 2009; (2) our report dated March 9, 2010 relating to the consolidated financial statements of Lake Shore for the years ended December 31, 2009 and 2008; and (3) our report dated May 12, 2011 relating to the reconciliation to Accounting Principles Generally Accepted in the United States of Lake Shore’s consolidated financial statements appearing in Exhibit 99.1, 99.2 and 99.3, respectively, to this Registration Statement on Form 40-F dated June 7, 2011.

/s/	DELOITTE & TOUCHE, LLP,
Independent Registered Chartered Accountants
Licensed Public Accountants

Toronto, Canada
June 7, 2011